EXHIBIT 11.1

HASBRO, INC. AND SUBSIDIARIES
Computation of Earnings Per Common Share
Six Months Ended July 1, 2001 and July 2, 2000
(Thousands of Dollars and Shares Except Per Share Data)

	2001		2000
	-----------------		-----------------
	Basic	Diluted	Basic	Diluted
	-------	-------	-------	-------
Net earnings (loss) before cumulative effect
of accounting change	$(42,289)	(42,289)	21,627	21,627
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Weighted average number of shares
outstanding:
Outstanding at beginning of period	171,886	171,886	192,984	192,984
Exercise of stock options and warrants:
Actual	92	92	26	26
Assumed	-	-	-	947
Purchase of common stock	-	-	(12,085)	(12,085)
	------------	------------	------------	------------
Total	171,978	171,978	180,925	181,872
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Per common share:
Net earnings (loss) before cumulative effect
of accounting change	$ (.25)	(.25)	.12	.12
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